Exhibit 8.1

SUBSIDIARIES OF KORNIT DIGITAL LTD.

Name of Subsidiary	Jurisdiction of Organization	Ownership Interest

Kornit Digital Technologies Ltd.	Israel	100%
Kornit Digital North America Inc.	Delaware	100%
Kornit Digital Europe GmbH	Germany	100%
Kornit Digital Asia Pacific Limited.	Hong Kong	100%
Kornit Digital UK Ltd	England and Wales	100%